Exhibit 99.74

News Release August 21, 2025

Santacruz Silver Reports Second Quarter 2025 Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its financial and operating results for the quarter ended June 30, 2025 (“Q2 2025”). The full version of the unaudited Q2 2025 financial statements (“Financial Statements”) and accompanying Management’s Discussion and Analysis (the “MD&A”) can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

Q2 2025 Highlights

●	Revenues of $73.3 million, a 4% increase year-over-year.
●	Gross Profit of $25.3 million, a 59% increase year-over-year.
●	Net Income of $21.0 million, a 1,348% increase year-over-year.
●	Adjusted EBITDA of $26.8 million, a 68% increase year-over-year.
●	Cash and short- and long-term investments of $57.8 million, a 691% increase year-over-year.
●	Working Capital of $60.3 million, a 303% increase year-over-year.
●	Cash cost per silver equivalent ounce sold ($/oz) of $19.48, a 10% decrease year-over-year.
●	AISC per silver equivalent ounce sold of $22.95, a 8% decrease year-over-year.
●	Silver Equivalent Ounces produced of 3,547,054, a 15% decrease year-over-year[1].

1. The Full Q2 2025 production results were released in a news release dated July 29, 2025.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Our second quarter results reflect the strength and stability of Santacruz’s business model. We achieved solid revenue growth and significantly improved profitability, with net income and adjusted EBITDA both showing substantial gains. At the same time, we strengthened our balance sheet, ending the quarter with nearly $58 million in liquidity, which includes $40 million in cash and investments of $17.8 million. This strong position is after paying Glencore an additional $7.5 million under the acceleration payment plan while also achieving a 303% increase in working capital and lowering our costs year-over-year this quarter.”

Mr. Préstamo continued, “Whilst we faced challenges at our Bolivar mine that temporarily halted mining at the high-grade Pomabamba and Nane veins, our San Lucas ore sourcing business helped offset part of the impact. Remediation efforts are underway, and we expect production at Bolivar to normalize by Q4 2025. Our second quarter results highlight the resilience of our operations and our commitment to delivering value. We remain focused on operational efficiency, balance sheet strength, and sustainable long-term growth.”

Selected consolidated financial and operating information for Q2 2025, Q1 2025 and Q2 2024 is presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise noted.

1

2025 Second Quarter Highlights

	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2 Restated (6)	Change ‘25 Q2 vs ‘24 Q2	2025 YTD	2024 YTD Restated (6)	Change ‘25 YTD vs ‘24 YTD
Operational
Material Processed (tonnes milled)	480,863	471,773	2%	500,755	(4%)	952,637	971,503	(2%)
Silver Equivalent Produced (ounces) (1)	3,547,054	3,688,129	(4%)	4,166,364	(15%)	7,235,184	8,042,752	(10%)
Silver Ounces Produced	1,423,081	1,590,063	(11%)	1,671,359	(15%)	3,013,144	3,253,308	(7%)
Zinc Tonnes Produced	21,148	20,719	2%	25,052	(16%)	41,868	47,899	(13%)
Lead Tonnes Produced	2,773	2,718	2%	2,908	(5%)	5,492	5,861	(6%)
Copper Tonnes Produced	229	279	(18%)	284	(19%)	507	539	(6%)
Silver Equivalent Sold (payable ounces) (2)	2,993,136	3,059,556	(2%)	3,402,139	(12%)	6,052,692	7,035,077	(14%)
Cash Cost of Production per Tonne (3)	81.95	73.22	12%	95.11	(14%)	77.63	94.18	(18%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	19.48	17.84	9%	21.66	(10%)	18.65	21.42	(13%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	22.95	22.34	3%	24.91	(8%)	22.64	24.58	(8%)
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	32.37	31.85	2%	30.40	6%	32.10	26.67	20%
Financial
Revenues	73,295	70,314	4%	70,485	4%	143,609	123,074	17%
Gross Profit	25,288	27,859	(9%)	15,856	59%	53,147	16,255	227%
Net Income	20,977	9,451	122%	1,449	1348%	30,428	134,108	(77%)
Net Earnings) Per Share - Basic ($/share)	0.06	0.03	100%	0.00	0%	0.09	0.38	(76%)
Adjusted EBITDA (3)	26,770	27,516	(3%)	15,971	68%	54,286	14,662	270%
Cash and Cash Equivalent	39,997	32,527	23%	7,308	447%	39,997	7,308	447%
Working Capital	60,295	51,733	17%	14,976	303%	60,295	14,976	303%

Year to Date Production Summary – By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapán	Total
Material Processed (tonnes milled)	117,159	96,653	109,421	181,669	447,735	952,637
Silver Equivalent Produced (ounces) (1)	1,387,815	728,364	1,344,687	1,798,971	1,975,347	7,235,184
Silver Ounces Produced	725,507	226,438	608,052	614,655	838,492	3,013,144
Zinc Tonnes Produced	7,208	5,460	7,523	12,658	9,019	41,868
Lead Tonnes Produced	383	293	1,082	990	2,744	5,492
Copper Tonnes Produced	N/A	N/A	N/A	N/A	507	507
Average head grades per mine:
Silver (g/t)	215	88	184	123	79	117
Zinc (%)	6.77	6.01	7.30	7.73	2.59	4.97
Lead (%)	0.46	0.44	1.19	0.87	0.76	0.76
Copper (%)	N/A	N/A	N/A	N/A	0.24	0.24
Metal recovery per mine:
Silver (%)	90	83	94	85	74	81
Zinc (%)	91	94	94	90	78	85
Lead (%)	71	69	83	62	81	75
Copper (%)	N/A	N/A	N/A	N/A	47	47
Silver Equivalent Sold (payable ounces) (2)	1,323,546	607,992	1,112,662	1,386,735	1,621,757	6,052,692

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) for Q2 2025 have been calculated using prices of $31.41/oz, $2,775.53/t, $2,085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

2

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapán.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

Production Results

In the six months ended 2025, the Company processed 952,637 tonnes of ore, producing 7,235,184 silver equivalent ounces. This total includes 3,013,144 ounces of silver and 41,868 tonnes of zinc. Full Q2 2025 production results were released in a news release dated July 29, 2025.

Q2 2025 vs Q1 2025

In Q2 2025, Santacruz delivered stable operational performance, with growth in throughput and concentrate production at Caballo Blanco and San Lucas, and steady results at Porco and Zimapán. Santacruz’s overall silver equivalent output was temporarily affected by a mid-May water inflow at Bolívar, which restricted access to high-grade areas and reduced both volumes and grades. This impact was partially offset by San Lucas’ strategic contribution, increasing material supply and sustaining mill utilization, along with positive throughput gains at other operations. While Bolívar’s temporary disruption moderated consolidated silver equivalent production, the Company´s diversified asset base and flexible ore sourcing model supported overall operational continuity and revenue resilience.

Q2 2025 vs Q2 2024

In Q2 2025, Santacruz delivered a broadly resilient performance compared to Q2 2024, supported by operational efficiencies, flexible sourcing strategies, and diversified asset contributions. While Bolívar and Porco faced year-over-year declines in production due to lower throughput and grades, partly impacted by the water inflow event at Bolívar, these effects were mitigated by the strategic role of San Lucas and efficiency gains at Caballo Blanco, where higher grades and improved recoveries helped offset reduced volumes. Zimapán posted stable silver equivalent output, benefiting from stronger zinc head grades, and San Lucas maintained its margins, ensuring steady contribution to the Group´s throughput.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Q2 2025 vs Q1 2025

On a consolidated basis, AISC remained broadly stable, moving slightly higher to $22.74/oz in Q2 2025 from $22.34/oz in Q1 2025. At the operational level, Bolivar´s AISC increased 5% to $17.55/oz, while Porco rose 14% to $22.35/oz, both impacted by lower production volumes. San Lucas reported an increase of 24% to 23.69/oz; however, this is consistent with its margin-based sourcing model, where ore costs adjust in line with market prices of metals. On the other hand, Caballo Blanco achieved a 6% reduction to $13.87/oz, reflecting efficiency gains at the operation. Zimápan reported an increase to $32.35/oz as a significant portion of its capital expenditure (“CapEx”) for the year was executed earlier in the year.

3

Q2 2025 vs Q2 2024

Compared to Q2 2024, consolidated AISC improved 9%, declining to $22.74/oz from $24.91/oz. The most notable year-over-year improvements came from Caballo Blanco in Bolivia, where AISC dropped 47% to $13.87/oz, supported by operational efficiencies and the impact of currency depreciation in Bolivia: starting January 1, 2025, the Company started recording transactions denominated in Bolivian Bolivianos using a market-based spot rate (average 13.44 BOB/USD) instead of using the official rate (6.96 BOB/USD). Recording BOB denominated transactions in USD using the market-based rate provides a more accurate representation of the economic reality of the underlying transactions. Comparative figures have not been restated because it is a change in estimate.

Webinar Details

CEO Arturo Préstamo and CFO Andrés Bedregal will present at a webinar hosted by Adelaide Capital on Wednesday, August 27th at 2:00 pm ET. Investors and shareholders are invited to participate in the webinar.

Registration Link: https://us02web.zoom.us/webinar/register/WN_VcSuCMywS8idIv91d_2SwA.

The webinar will also be live-streamed on the Adelaide Capital YouTube Channel, where a replay will be available after the event: https://bit.ly/adcap-youtube.

Questions can be submitted during the session or in advance to olenka@adcap.ca.

Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures” section in the Company’s Q2 2025 Management Discussion and Analysis, which is available on SEDAR+ at www.sedarplus.ca.

Qualified Person

Garth Kirkham P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

4

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company’s payment of the Acceleration Option.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

5